 Exhibit 99.1

Auryn Launches Proxy Circular for Reorganization and Eastmain Acquisition

Vancouver, Canada – September 8, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG) (“Auryn” or the “Company”) announced today that it has filed and commenced mailing of its management information circular, proxy form and related materials (“Proxy Circular") for the annual and special meeting (the “Meeting”) of Auryn securityholders to be held on October 5, 2020. The Meeting is being convened to approve the proposed transactions (the “Transactions”) to spin out its Peruvian mineral projects to Auryn shareholders via two new companies (the “SpinCos”) and then acquire 100% of TSX-listed Eastmain Resources Inc (“Eastmain”).

The Reorganization and Eastmain Acquisition Transactions

Auryn entered into a definitive agreement (the “Agreement”) with Eastmain pursuant to which Auryn will acquire all of the securities of Eastmain immediately following a spin-out of Auryn’s Peruvian projects to Auryn shareholders of record on the closing date, currently scheduled for October 9, 2020 (see July 29, 2020 press release). Prior to completion of the Transactions, the Company will complete a C$22.5 to C$23 million equity financing (the “Financing”) (see August 31, 2020 press release). The purpose of the Transactions is to combine Auryn’s Canadian assets and operations with Eastmain to create Fury Gold Mines Limited (“Fury Gold”), a well-financed, Canadian-focused gold exploration and development company. Pursuant to the terms of the Agreement, the Transactions will be implemented by way of two statutory plans of arrangement, one involving Auryn under the Business Corporations Act (British Columbia) (the “Reorganization Arrangement”) and one involving Eastmain under the Business Corporations Act (Ontario), which will result in the acquisition of Eastmain (the “Eastmain Acquisition”). A plan of arrangement is a Canadian court-supervised restructuring and business combination process. Interim Court Orders were issued by the British Columbia Supreme Court and the Ontario Superior Court on September 1 and 3, 2020 respectively authorizing the securityholders meetings for each of Auryn and Eastmain.

Securityholder Approvals Sought

At the Meeting, in addition to routine annual matters, Auryn shareholders will be asked to consider resolutions to approve the Reorganization Arrangement, the Eastmain Acquisition and the Financing. Each of these resolutions must be passed in order for Auryn to complete the Transactions. In order to be passed, the resolution on the Reorganization Arrangement must be approved by a special majority consisting of two thirds of the votes cast by Auryn shareholders at the Meeting, the resolution on the Eastmain Acquisition must be approved by a simple majority of the votes cast by Auryn shareholders at the Meeting, and the resolution on the Financing must be approved by a simple majority of the disinterested shareholders of Auryn cast at the Meeting (in this case, excluding the votes of shareholders who participate in the Financing). In addition, the Reorganization Arrangement is subject to a separate vote of all Auryn securityholders (being holders of common shares, warrants and options of Auryn) which, in order to be passed, must be approved by a special majority of two thirds of the votes cast by the Auryn securityholders at the Meeting voting as a single class.

Benefits to Auryn Securityholders of the Transactions

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Acquiring “Eau Claire”, a high-grade gold near-term development project: Fury Gold will have a diversified development platform comprised of three Canadian gold projects, with the Eau Claire project being a leading near-term development project. Fury Gold will be well-financed as a stand-alone company, which will serve to unlock value that may otherwise go unrecognized within the multiple South American and North American assets held by Auryn.

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Unlocking the Value of the Peruvian Projects: The spin-out of the Peruvian projects into stand-alone operating entities will provide discrete market opportunities and same-jurisdiction synergies.

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With an all-Canadian portfolio of projects Fury Gold is expected to benefit from synergies with regards to its general and administrative expenses.

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Robust Growth Pipeline: Fury Gold will benefit from strong internal growth potential and additional long-term development optionality from the Homestake Ridge and Committee Bay projects in Canada.

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Improved Capital Markets Scale: The Reorganization Arrangement is expected to elevate Fury Gold within its peer group as a result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to the institutional shareholder base, increased research coverage and improved trading liquidity.

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Strong Financial Position: Fury Gold will be well-financed with pro forma cash of approximately C$20 million.

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Unanimous Board Approval: The Auryn Board of Directors (the “Auryn Board”) has unanimously recommended support for the Reorganization Arrangement, Eastmain Acquisition and Financing.

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Key Shareholder Support: Directors and officers of Auryn holding an aggregate of 13,222,116 Auryn shares (17,097,116 including options which vote on the Reorganization Arrangement) representing approximately 12.21 % of the issued and outstanding Auryn Shares and 14.81% of the outstanding Auryn securities as of August 24, 2020 have entered into Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Reorganization Arrangement.

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Receipt by the Auryn Board of Stifel Fairness Opinion: The Auryn Board has received a fairness opinion from Stifel Nicolaus Canada Inc. (“Stifel GMP”) concluding that the consideration for the Reorganization Arrangement and Eastmain Acquisition is fair, from a financial point of view, to Auryn.

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Alternatives to the Transaction: Auryn regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of Auryn. The Auryn Board, with the assistance of financial and legal advisors, assessed the alternatives reasonably and determined the Reorganization Arrangement represents the best prospect for maximizing shareholder value.

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Special Majority Shareholder Approval: The Reorganization Arrangement must be approved by at least a two-thirds majority of the votes cast by Auryn shareholders as well as a separate approval of at least a two thirds majority of the votes cast by Auryn securityholders at the Auryn Meeting. The Financing must be approved by the disinterested Auryn shareholders, providing additional protection for Auryn shareholders and Auryn securityholders.

Board Recommendation

The Auryn Board, based in part on the recommendation of a special committee of independent directors and the fairness opinion from Stifel GMP, has unanimously determined that the Transactions are fair to Auryn securityholders and is in the best interest of Auryn, and unanimously recommends that Auryn securityholders vote FOR of the Reorganization Arrangement, Eastmain Acquisition and Financing.

The Meeting

The Meeting will be held virtually on October 5, 2020 at 10:00 a.m. PDT and can be accessed using the following link: https://web.lumiagm.com/481668070. At the Meeting, securityholders (holders of Auryn shares, options and warrants) will be asked to consider and vote upon the resolutions needed to complete the Transactions as well as vote upon annual meeting matters such as the election of directors and appointment of auditors.

Your vote is important regardless of the number of Auryn securities you own. As a securityholder, it is very important that you carefully read the Proxy Circular and then vote your Auryn securities. You are eligible to vote your Auryn shares, options and warrants if you were a holder of record on August 24, 2020. Securityholders should carefully follow the voting instructions provided in the Meeting materials. Registered securityholders should submit proxies no later than 10:00 a.m. PDT on October 1, 2020 (or two business days prior to any adjournment of the Meeting). Beneficial shareholders should contact the intermediary through which they hold their Auryn shares to determine their cut-off time for voting.

The mailing of the Proxy Circular has commenced and securityholders should receive them shortly. The Proxy Circular is also available on SEDAR under the Company’s profile at www.sedar.com and on the Company’s website at www.aurynresources.com.

Securityholder Questions and Assistance

If you have questions or need assistance in your consideration of the Transactions, or with the completion and delivery of your proxy, please contact Auryn’s shareholder communications advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1.877.452.7184 toll-free in Canada (+1.416.304.0211 for international calls) or by e-mail at assistance@laurelhill.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company built a portfolio of six projects in Canada and Peru containing gold, silver and copper resources and exploration targets. On July 29, 2020, Auryn announced its intention to spin out its Peruvian assets into two new companies and acquire Eastmain Resources, creating a Canadian gold-focused exploration and development company to be renamed as Fury Gold Mines. The Company’s two flagship Canadian properties are the Committee Bay gold project in Nunavut and Homestake gold project in British Columbia for which an amended preliminary economic assessment was filed effective June 24, 2020. Upon closing of the spinout and acquisition transactions, expected in October 2020, Fury Gold’s three core assets will comprise of Eau Claire in Quebec, Committee Bay and Homestake Ridge. Auryn shareholders, invested prior to the completion of the transactions, will become shareholders of Fury and will also receive shares in the two new Canadian spin out companies, one holding the Sombrero copper-gold project, and the other holding both the Curibaya silver-gold project and Huilacollo gold project. Auryn’s technical and management teams have an impressive track-record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability. For more information on the company and the transactions, please visit www.aurynresources.com.

Forward-Looking Statements - Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. Forward-looking statements consist of statements that are not purely historical, including statements regarding beliefs, plans, expectations or timing of future plans, and include, but not limited to, statements regarding mailing of the meeting materials, the anticipated date of the Meeting, the completion of the Financing and the anticipated benefits of the Transactions, including statements in respect of Fury Gold and the SpinCos. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Auryn, including, but not limited to the impact of general economic conditions, industry conditions, dependence upon regulatory approvals and the availability of financing, timely completion of proposed studies and technical reports, and risks associated with the exploration, development and mining industry generally such as economic factors as they effect exploration, future commodity prices, changes in interest rates, safety and security, political, social or economic developments, environmental risks, insurance risks, capital expenditures, operating or technical difficulties in connection with development activities, personnel relations, the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of Mineral Resources, contests over property title, and changes in project parameters as plans continue to be refined. Readers are cautioned that the assumptions, used in the preparations of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company assumes no obligation to update such information, except as may be required by law.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.